UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August, 2019.

Commission File Number: 000-56075

4Front Ventures Corp.
(Translation of registrant’s name into English)

5060 N. 40th Street
Suite 120
Phoenix, Arizona 85018
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F[ x ] Form 40-F[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s "home country"), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4FRONT VENTURES CORP.

Date: August 1, 2019	By:	/s/ Joshua Rosen
Joshua Rosen
Chief Executive Officer

EXHIBIT INDEX

Exhibits

99.1	Press Release dated July 31, 2019
99.2	Press Release dated August 1, 2019
99.3	Consolidated Financial Statements
99.4	Management Discussion and Analysis for the Years Ended December 31, 2018 and 2017
99.5	Interim Financial Statements
99.6	Management Discussion and Analysis for the Three Months Ended March 31, 2019 and 2018
99.7	Notice of Articles of Continued Company
99.8	Articles of Continued Company